Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Scotiabank Expands Latin American Operation, Acquires Largest Private
    Bank in Costa Rica

    TORONTO, SAN JOSE, CA, June 13 /CNW/ - Scotiabank today announced an agreement to acquire Corporacion Interfin for Cdn$330 million
(US$293.5 million). Corporacion Interfin is the parent of Banco Interfin,
Costa Rica's largest private bank. The Bank will merge its existing bank with
Interfin, resulting in a 13 per cent loan market share. Subject to regulatory approval, the transaction is expected to close in about two month's time and will be undertaken through a public share offering.
    "Scotiabank has deep roots and a long history in Latin America and we are proud to grow our operations in this region, where we have become a leading bank," said Rick Waugh, Scotiabank President and Chief Executive Officer
(CEO). "Acquiring Interfin complements our strategy of investing in high growth markets where we anticipate increased demand for financial services.
This region is an increasingly important part of Scotiabank's international strategy and we have built a strong franchise by delivering superior service and by providing financial stability."
    "Scotiabank's focus on customer service and teamwork are absolutely consistent with the culture we have maintained at Corporacion Interfin, which assures us that our customers and the members of the Interfin team will find themselves in a familiar environment," said Luis Liberman, CEO of Interfin.
    Scotiabank has operated in Costa Rica since 1995. The Bank's subsidiary has about 300 employees, plus 39 automated banking machines (ABMs) and
17 branches, offering retail, commercial and cash management services.
    Founded in 1979, Interfin will bolster the Bank's presence with
24 branches, 36 ABMs and about 950 employees. Scotiabank's combined Costa
Rican operation will have 41 branches, 75 ABMs, with about Cdn$1.8 billion
(US$1.6 billion) in assets and Cdn$1.1 billion (US$1.0 billion) in deposits.
    In Latin America, Scotiabank already operates in Mexico, Peru, El
Salvador, the Dominican Republic, Puerto Rico, Panama, Belize and Chile, with an affiliate in Venezuela and a representative office in Brazil.
    "Scotiabank will be leveraging proven, bank-wide capabilities to expand our product and services offerings," said Brian Brady, Scotiabank's Country
Head in Costa Rica. "Our objective is to obtain new customers by also expanding our sales and delivery network."
    An analyst call will take place on June 13, 2006, at 4:30 p.m. EDT and is expected to last approximately one-half hour. Interested parties are invited to access the live call by telephone, toll-free, at 1-800-796-7558. (Please call five-to-15 minutes in advance).

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 55,000 employees, Scotiabank
Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With
$357 billion in assets (as at April 30, 2006), Scotiabank trades on the
Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.
    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Media Contacts: Costa Rica: Wayne Flowers,
(wflowers(at)relacionespublicas.co.cr), (506) 296-2722; Paula Amando,
(pamando(at)relacionsespublicas.co.cr), (506) 296-2722; Canada: Frank Switzer
at Scotiabank Public Affairs, (416) 866-7238 or
Frank_Switzer(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 07:00e 13-JUN-06